Ascend Wellness Holdings, Inc.
1411 Broadway
16th Floor
New York, NY 10018
April 27, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:   Ada D. Sarmento
          Mary Beth Breslin
          David Burton
          Al Pavot

Re:         Request for Acceleration – Ascend Wellness Holdings, Inc.
Registration Statement on Form S-1
(SEC File No. 333-254800)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ascend Wellness Holdings, Inc. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-254800), and permit said Registration Statement to become effective at 4:00 p.m. Eastern Time on April 28, 2021, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

ASCEND WELLNESS HOLDINGS, INC.

/s/ Daniel Neville
Daniel Neville
Chief Financial Officer

April 27, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Ada D. Sarmento
         Mary Beth Breslin
         David Burton
         Al Pavot

Re:         Request for Acceleration – Ascend Wellness Holdings, Inc.
Registration Statement on Form S-1
(SEC File No. 333-254800)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Ascend Wellness Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on April 28, 2021, or as soon thereafter as possible.
Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that we have distributed approximately 150 copies of the Company’s Preliminary Prospectus dated April 15, 2021 through the date hereof, to underwriters, dealers, institutional investors and others.
We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Very truly yours,

CANACCORD GENUITY LLC
Acting severally on behalf of themselves and the several underwriters

/s/ Jennifer Pardi
Name:	Jennifer Pardi
Title:	Managing Director